82-711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 /
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.foste

04035511

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to The Australian Stock Exchange.

With Compliments Fosters Brewing Group

SUPPL

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,246,242	770,000
4	Total consideration paid or payable for the shares	$41,190,255	$3,647,895

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.73 date: 21-Jun-04 lowest price paid: $4.33 date: 6-Apr-04	highest price paid: $4.75 lowest price paid: $4.73 highest price allowed under rule 7.33: $5.01

dw 7/15

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	189,983,758

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29-Jun-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	10,016,242	300,000
4	Total consideration paid or payable for the shares	$44,838,150	$1,413,000

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.73 Date: 21 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.74 Lowest price paid: $4.68 Highest price allowed under rule 7.33: $4.98

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	189,683,758

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30-Jun-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	10,316,242	185,631
4	Total consideration paid or payable for the shares	46,251,150	872,224

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.74 Date: 29 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.70 Lowest price paid: $4.69 Highest price allowed under rule 7.33: $4.95

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	189,498,127

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 01-Jul-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

1 July 2004

ASX Announcement

Foster's Group Limited today announced that its Australian beverages business, Carlton & United Breweries (CUB), had changed its name to Carlton & United Beverages.

Managing Director for Carlton & United Beverages, Mr John Murphy, said the new name for the business:

- reflects CUB's evolution to become a multi-beverage company (i.e. beer, pre-mixed spirits, spirits, popular table wine, cider, juices and other non-alcohol drinks);
- highlights the company's aim to be Australia's leading beverage company;
- builds on the company's brewing heritage, retaining its traditional 'Carlton & United' name founded in 1907; and
- maintains the use of the well-known 'CUB' acronym and the well-recognised 'CUB' logo/rondel.